Filed pursuant to Rule 433
Registration No. 333-141071

Wachovia Corporation

$2,500,000,000 5.75% Notes due February 1, 2018

Issuer:	Wachovia Corporation

Principal Amount:	$2,500,000,000

Trade Date:	January 28, 2008

Settlement Date:	January 31, 2008

Maturity Date:	February 1, 2018

Coupon:	5.75%

Price to Public:	99.572%

Gross Spread:	0.45%

Gross Spread ($):	$11,250,000

Net Proceeds to Company:	$2,478,050,000

1st Coupon Payment Date:	August 1, 2008

Coupon Payment Dates:	February 1 / August 1

Day Count Basis:	30 / 360

CUSIP / ISIN:	92976WBH8 / US92976WBH88

Sole Book-Running Lead Manager:	Wachovia Capital Markets, LLC	$2,275,000,000

Co-Managers:	Barclays Capital Inc.	$37,500,000

	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$37,500,000

	Loop Capital Markets, LLC	$37,500,000

	Muriel Siebert & Co., Inc.	$37,500,000

	Samuel A. Ramirez & Company, Inc.	$37,500,000

	Sandler O’Neill & Partners, L.P.	$37,500,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.